Filed Pursuant to Rule 433
Registration Statement No. 333-267182

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped Leveraged Index Return Notes® Linked to the Invesco S&P 500® Equal Weight ETF
Issuer	HSBC Bank plc (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure	The Invesco S&P 500® Equal Weight ETF (Bloomberg symbol: "RSP")
Payout Profile at Maturity

• 2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• 1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to up to 90.00% of the original offering price at risk

Participation Rate	200.00%
Threshold Value	90% of the Starting Value of the Market Measure
Capped Value	[$11.50 to $11.90] per unit, a [15.00% to 19.00%] return over the original offering price, to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1140465/000110465924030284/tm246158d10_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 90% of the principal amount.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities held by the Market Measure.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.
•	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	As a noteholder, you will have no rights to receive shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive dividends or other distributions on the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-20.00%	$9.00	-10.00%
-10.00%(2)	$10.00	0.00%
-6.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
1.00%	$10.20	2.00%
2.00%	$10.40	4.00%
3.00%	$10.60	6.00%
5.00%	$11.00	10.00%
8.50%	$11.70(1)	17.00%
20.00%	$11.70	17.00%
30.00%	$11.70	17.00%
40.00%	$11.70	17.00%
50.00%	$11.70	17.00%
60.00%	$11.70	17.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
(2)	This hypothetical percentage change corresponds to the Threshold Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.